EXHIBIT 23(i)
                                                                   -------------

                            [ROPES & GRAY LETTERHEAD]


                                                     September 1, 2000




The DLB Fund Group
One Memorial Drive
Cambridge, Massachusetts 02142

Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest ("Shares") of the funds listed on Schedule A attached hereto (the "Funds"), each a series of The DLB Fund Group (the "Trust"). The shares are proposed to be sold directly by the Trust.

         We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee and shareholder action, its Bylaws, and its Agreement and Declaration of Trust on file at the office of the Secretary of State of The Commonwealth of Massachusetts. We have examined such other documents as we deem necessary for the purpose of this opinion.

         We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

         Based upon the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.



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The DLB Fund Group                    -2-                      September 1, 2000


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into if executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the Trust's property of the relevant Fund of the Trust for all loss and expense of any shareholder of such Fund held personally liable solely by reason of his being or having been a shareholder of such Fund. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the relevant Fund of the Trust itself would be unable to meet its obligations.

         We consent to the filing of this opinion as an exhibit to such Registration Statement.

                                                     Very truly yours,

                                                     /s/ Ropes & Gray

                                                     Ropes & Gray




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                                   SCHEDULE A

DLB Fixed Income Fund
DLB Value Fund
DLB Core Growth Fund
DLB Disciplined Growth Fund
DLB Enterprise III Fund
DLB Small Company Opportunities Fund
DLB Global Small Capitalization Fund
DLB Stewart Ivory International Fund
DLB Stewart Ivory Emerging Markets Fund
DLB High Yield Fund
DLB Technology Fund